

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2013

Via E-mail
Mr. Andre Troshin
Chief Executive Officer
Puget Technologies, Inc.
227 Bellevue Way NE, Suite 411
Bellevue, WA 98004

>   **Re: Puget Technologies, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed February 7, 2013**
>   **Item 4.01 Form 8-K/A**
>   **Filed February 15, 2013**
>   **Item 4.01 Form 8-K/A**
>   **Filed February 25, 2013**
>   **File No. 333-179212**

Dear Mr. Troshin:

We have reviewed your response dated February 25, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K/A Filed February 25, 2013

1. Please amend your Form 8-K to indicate, if true, that there were no "reportable events" as that term is described in Item 304(a)(1)(iv) of Regulation S-K occurring within your two most recent fiscal years and the subsequent interim period ending <u>January 25, 2013</u>. Additionally, please ensure that the first sentence of your disclosure states that you accepted the resignation of Thomas J. Harris, CPA on January 25, <u>2013</u>, since your current disclosure reflects the wrong year. In your amended Form 8-K, please provide an updated Exhibit 16 letter from Thomas J. Harris, CPA indicating whether the firm agrees with your revised disclosures.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief